

IBB INTERNATIONAL (CANADA) LTD
1555 West 8th Avenue,
Vancouver, B.C., Canada   V6J 1T5
Telephone: (604) 683-5700 Ext. 315   Fax: (604) 648-8029
Email: etsen@ibbgold.com

April 30, 2006

Securities and Exchange Commission
100 F Street, NE
CF / AD11
Washington, DC 20549-3561

Attn: Kathleen Kerrigan

Dear Kathleen:

      Re: Allura International Inc.

I am writing to advise you that I have been unable to complete entirely the response to your comment letter.

I will need to speak with you on Monday, May 1, 2006 to clarify some of the points raised in your comment letter and to determine if the completed sections can be forwarded to you for review.

I do apologize for the inconvenience this may have caused. I was unable to Edgarize this corresponsdence in time and have faxed this today.

If you have any questions, please do not hesitate to give me call.

Thank you.

Yours truly,

Emily Tsen, CA
CFO/VP Operations